September 25, 2025

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation
Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Cyber App Solutions Corp.
    Registration Statement on Form S-1
    File
No. 333-282300
    Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cyber App Solutions Corp. (the "Company") respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 (File No. 333-282300), together with all exhibits and amendments thereto (collectively, the "Registration Statement"), which was originally filed with the Commission on September 24, 2024.

The Company is requesting withdrawal because it does not intend to proceed with the planned registration of the Company's common stock at this time. The Registration Statement has not been declared effective by the Commission, and no securities were, have been, or will be sold under the Registration Statement or any amendment thereto.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the
Commission in connection with the filing of the Registration
Statement be
credited for potential future use.

Please send copies of any written order granting withdrawal of the Registration
Statement to Kenneth Winters, Chief Financial Officer, Cyber App
Solutions
Corp., with a copy to Michael A. Hedge, Esq., K&L Gates LLP, 1 Park
Plaza,
Twelfth Floor, Irvine, California 92614.

Please direct any questions regarding this matter to Kenneth Winters, Chief Financial Officer, at 713-400-2987 or kenneth.winters@protongreen.com.

Sincerely,


/s/ Steven Looper
Steven Looper
Chief Executive Officer
Cyber App Solutions
Corp.